                                                                                          Filed by The Royal Bank of Scotland Group plc

                                         This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

                                                                                                  Subject Company: ABN AMRO Holdings NV

                                                                                                      Commission File Number: 001-14624

                                                                                                                   Date: April 26, 2007

On April 26, 2007, Royal Bank of Scotland, Fortis and Santander issued the following press release:

26 April 2007 - Fortis, RBS and Santander Announcement

Fortis,  RBS and Santander  (collectively,  the "Banks") note the announcement by ABN AMRO that it will provide the Banks with the same information that was previously  shared with Barclays.  The Banks have received this afternoon the  confidentiality  agreement that ABN
AMRO requires.  This agreement  contains a standstill  provision which would prevent the Banks from making an offer for ABN AMRO within twelve months without the prior written consent of ABN AMRO.  The Banks have requested that ABN AMRO remove this standstill provision.

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Important Information

This  announcement  is made  pursuant  to  article  9b(1) of the Dutch  Decree on the  Supervision  of the  Securities  Trade 1995 (the
"Decree").

In connection  with a potential  transaction  involving ABN AMRO,  the Banks may be required to file relevant  documents  with the SEC.
Such documents,  however,  are not currently available.  INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL  TRANSACTION
IF AND WHEN THEY BECOME  AVAILABLE,  BECAUSE THEY WILL CONTAIN IMPORTANT  INFORMATION.  Investors will be able to obtain a free copy of such documents  without charge,  at the SEC's website  (http://www.sec.gov)  once such documents are filed with the SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.

This  communication  shall not constitute an offer to sell or the  solicitation of an offer to buy any  securities,  nor shall there be any sale of securities  in any  jurisdiction  in which such offer,  solicitation  or sale would be unlawful  prior to  registration  or qualification  under the  securities  laws of any such  jurisdiction.  No offering  of  securities  shall be made in the United  States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This announcement includes certain  "forward-looking  statements".  These statements are based on the current expectations of the Banks and are naturally  subject to  uncertainty  and changes in  circumstances.  Forward-looking  statements  include,  without  limitation, statements  typically  containing  words such as  "intends",  "expects",  "anticipates",  "targets",  "estimates"  and words of similar import.  By their  nature,  forward-looking  statements  involve  risk and  uncertainty  because  they  relate to events  and depend on circumstances  that will occur in the future.  There are a number of factors that could cause actual results and developments to differ materially from those  expressed or implied by such  forward-looking  statements.  These factors  include,  but are not limited to, the presence of a competitive  offer for ABN AMRO,  whether the Banks and ABN AMRO enter into any definitive  agreement with respect to the potential  transaction,  satisfaction  of any conditions to the potential  transaction,  including  receipt of required  regulatory and anti-trust approvals,  the anticipated benefits of the potential transaction not being realized,  the separation and integration of ABN
AMRO and its assets  among the Banks  being  materially  delayed or more  costly or  difficult  than  expected,  as well as  additional factors, such as changes in economic conditions,  changes in the regulatory  environment,  fluctuations in interest and exchange rates, the outcome of  litigation  and  government  actions.  Other  unknown or  unpredictable  factors  could cause actual  results to differ materially  from those in the  forward-looking  statements.  None of the Banks  undertake any  obligation to update  publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.